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                                   EXHIBIT 4.1


                             RETAINER AGREEMENT WITH

                                 HORWITZ & BEAM

                            DATED SEPTEMBER 28, 1993

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                                 LAW OFFICES OF
                             HORWITZ, CUTLER & BEAM
                                TWO VENTURE PLAZA
                                    SUITE 380
                            IRVINE, CALIFORNIA 92718
                                 (714) 453-0300
                                 (310) 842-8574
                               FAX: (714) 453-9416

Lawrence W. Horwitz, Esq.                              * Also Admitted in Texas
M. Richard Cutler, Esq.*
Gregory B. Beam, Esq.
Lawrence R. Bujold, Esq.
Lawrence M. Cron, Esq.
Duncan H. Taylor, Jr., Esq.

                                 October 5, 1993

Mr. Tony Shahbaz
I/OMAGIC CORPORATION
41 LaCosta Court
Laguna Beach, California 92651

         RE:      LEGAL REPRESENTATION

Dear Mr. Shahbaz:

         This is to confirm our understanding whereby you have engaged this firm to represent you and your company with respect to the incorporation of I/OMagic Corporation (hereinafter referred to as the "Matter"). At your request, we may also undertake to represent you with respect to other ongoing and new matters. California law requires lawyers to have written fee contracts with their clients. This letter, when signed by you, will constitute the written fee contract required by California law. In connection therewith, our understanding and agreement is as follows:

         1. We will undertake to advise you in connection with the Matter and any other matters you ask us to undertake. We will undertake to prepare such documents as may be required to effect the foregoing.

         2. There can be no assurances, and we make no guarantees, representations or warranties as to the particular results from our services and the response and timeliness of action by any governmental official or department.

         3. You understand that the accuracy and completeness of any document prepared by us is dependent upon your alertness to assure that it contains all material facts which might be important and that such documents must not contain any misrepresentation of a material fact nor omit information necessary to make the statements therein not misleading. To that end, you agree to review, and confirm to us in writing that you have reviewed, all materials for their accuracy and completeness prior to any use thereof. You also acknowledge that this responsibility continues in the event that the materials become deficient in this regard.

         4. We will undertake the incorporation of your corporation for a flat rate fee of $1,500.00. Any other additional matters, will be $150.00 per hour for partners and $125.00 per hour for associates. We will begin our representation of you upon receipt of a retainer check in the amount of $2,000.00. We will bill you monthly with the understanding that, except as set forth otherwise herein, unless otherwise agreed to by us, you will pay

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the full amount of each statement within ten days after your receipt thereof.
Amounts past due for 30 days or more will be charged a finance charge of 18% per annum.

         5. Except as set forth above, fees do not include incidental costs and expenses such as copying charges, long distance telephone charges, messenger charges, filing fees, court costs and facsimile charges. The other costs will be billed to you or, in the case of certain expenses such as corporate filing costs, you will be requested to provide such amounts in advance. You agree to pay all expenses advanced by the firm and to provide expenses in advance to the extent requested by the firm.

         6. With respect to any new matters, hourly fees do not include incidental costs and expenses such as copying charges, long distance telephone charges, messenger charges, and facsimile charges. These costs will be billed to you on a monthly basis. You agree to pay all expenses advanced by the firm and to provide expenses in advance to the extent requested by the firm.

         7. The firm reserves the right to immediately withdraw its representation in the event that (i) we discover any misrepresentation of information provided to us, or (ii) you and any of your affiliates engages in any conduct or activities contrary to our advice which in our opinion would constitute a violation of applicable law. In the event legal action is required to collect any amounts due hereunder, you agree to pay legal fees and expenses required to collect such amounts.

         8. We will consult with you on all major decisions and will attempt to keep you fully informed of the status of the preparation of documents and responses to filings, if any, as well as our recommended strategies. You should feel free to call at any time if you have any questions or wish to discuss any aspect of this matter.

         9. You are advised that the Firm maintains errors and omissions insurance coverage applicable to the services to be rendered.

         10. This Agreement shall be governed by the laws of the State of California and venue for any action hereunder shall be in Orange County, California.

         If this letter correctly sets forth your understanding and agreement with respect to the matters mentioned above, please execute and return one copy of this letter.

                                       Very truly yours,

                                       HORWITZ, CUTLER & BEAM

                                       /s/  Lawrence W. Horwitz
                                       ------------------------

                                       Lawrence W. Horwitz

The undersigned hereby confirms and agrees that this letter, executed and effective this _____ day of ______________ 1993, sets forth my understanding and agreement.

I/O MAGIC CORPORATION

By: /s/ Tony Shahbaz
    ---------------------------
    Tony Shahbaz, President